Exhibit 99.1

 A Phase 1/2 Trial of GH001, a Vaporized  5-Methoxy-N,N-Dimethyltryptamine Formulation, inPatients with Treatment-Resistant Depression (TRD)  1  Clinicaltrials.gov ID NCT04698603  GH001-TRD-102  ICPR 2022  Johannes Reckweg1, Cees van Leeuwen1, Cécile Henquet2, Thérèse van Amelsvoort2, Natasha Mason1, Riccardo Paci1, Theis Terwey3, Johannes G Ramaekers1  Faculty of Psychology and Neuroscience, Maastricht University, Maastricht, Netherlands  School Mental Health and Neuroscience, Maastricht University, Maastricht, Netherlands  GH Research, Dublin, Ireland

 Grants  The study was funded by GH Research  Advisory Board/Consultant  Johannes Reckweg and Jan Ramaekers work as consultants for GH Research  2  GH001-TRD-102  ICPR 2022  Disclosures

 ... Remission Rates in TRD < 15%  Established Therapies are Slow-Acting  ~33% no remission   despite 4 treatment steps  Adapted from Trivedi et al., Am J Psychiatry 2006 and Rush et al., Am J Psychiatry 2006  Average time to remission is ~6 weeks  (STAR*D study, Remission Rate Over Time, Treatment Step 1 = Citalopram)  (STAR*D study, Remission Rates Treatment Steps 1 to 4)  3  2 or more prior therapies = TRD  The Problem for Patients with Depression  GH001-TRD-102  ICPR 2022

 5-MeO-DMT (5-Methoxy-N,N-Dimethyltryptamine)  Naturally-occurring psychoactive substance from tryptamine class  Highly potent agonist on 5-HT1A and 5-HT2A receptors  Psychoactive effects with ultra-rapid onset (within seconds) and short duration (5 to 30 min)  GH001 (5-MeO-DMT administration via a proprietary inhalation approach)  Intraday individualized dosing regimen (IDR) for maximization of ultra-rapid remissions   Single visit initial treatment, with no structured psychotherapy   5-MeO-DMT and GH001  4  5-MeO-DMT  GH001-TRD-102  ICPR 2022

 5-MeO-DMT and Peak Experiences  High propensity to induce peak experiences (PE)  Feelings of ego dissolution  Experience of unity or oneness  Profound and meaningful  May be a surrogate marker for therapeutic effects  Assessed through proprietary Peak Experience Scale  Three visual analogue scales (0 – 100):  Intensity  Loss of control  Profoundness  PE defined as total average of ≥ 75  5  GH001-TRD-102  ICPR 2022

 Phase 1 Trial in Healthy Volunteers (GH001-HV-101, n=22)  GH001 single doses of 2 mg, 6 mg, 12 mg, 18 mg and GH001 IDR (6, 12, 18 mg intra-subject dose escalation)  No SAEs, all ADRs mild (except two moderate), all ADRs resolved spontaneously, inhalation well-tolerated  GH001 single dose with psychoactive effect dose response but high inter-subject variability   GH001 IDR controls inter-subject variability achieving a PE1 in all healthy volunteers  6  Clinicaltrials.gov ID NCT04640831; Reckweg et al, 2021  IDR, Individualized Dosing Regimen; SAE, Serious Adverse Event; ADR, Adverse Drug Reaction (an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing).  PE Scale  PE Threshold  GH001-TRD-102  ICPR 2022

 GH001 Single Dose:  GH001 Individualized Dosing Regimen (IDR): More Chances for Remission  MADRS score  MADRS score  MADRS score  MADRS score  Dose 1  Dose 1  Dose 2  Dose 3  Dose 2  Dose 1  No remission  Remission  Remission  Remission  Remission  Hypothetical   Patient 1  Hypothetical   Patient 2  Hypothetical   Patient 3  Hypothetical   Patient 1  Hypothetical   Patient 2  No remission  No remission  No remission  Dose 1  GH001 – Individualized Dosing Regimen (IDR) Designed to Achieve Ultra-Rapid and Durable Remissions  7  MADRS score  Dose 1  GH001-TRD-102  ICPR 2022  MADRS, Montgomery-Åsberg Depression Rating Scale

 Key Assessments  MADRS 2-hrs  PE Scale  Safety  MADRS 1-day  Cognitive function  Safety  MADRS 7-day  Cognitive function  Safety  GH001  Administration  Day 1  Day 7  Phase 1/2 Trial in TRD (GH001-TRD-102, n=16)  8  PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale;IDR, Individualized Dosing Regimen  1Defined as inadequate response to at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence-based psychotherapy   Phase 1 (Single Dose)   Phase 2 (IDR)  GH001 12 mg (n=4)  GH001 18 mg (n=4)  TRD1  (n=8)  Primary Endpoint:  Safety until day 7  TRD1  (n=8)  Primary Endpoint:  MADRS remission day 7 (MADRS≤10)  GH001 IDR6, 12, 18 mg to achieve PE  (up to 3 doses, 3h interval)  GH001-TRD-102  ICPR 2022

 Phase 1 (Single Dose) – Efficacy (MADRS)  9  2 of 4 patients in the 12 mg group and 1 of 4 patients in the 18 mg group had a MADRS remission at day 7  2 of 4 patients in the 12 mg group had a PE and both had a MADRS remission at day 7, 0 of 4 patients in the 18 mg group had a PE  PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale, MADRS remission, MADRS of ≤10; MADRS response, Reduction of ≥50% from baseline in MADRS; S, Screening; D0-B, Day 0 Baseline; D0-H2, Day 0 2 hours.  MADRS Remission, Response, Improvement Rate at Day 7  MADRS from Screening to Day 7  GH001-TRD-102  ICPR 2022

 Phase 2 (IDR) – Efficacy (MADRS)  10  PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale; MADRS remission, MADRS of ≤10; MADRS response, Reduction of ≥50% from baseline in MADRS; S, Screening; D0-B, Day 0 Baseline; D0-H2, Day 0 2 hours.  Primary endpoint met: 7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.0001  7 of 8 patients had a PE and 6 of those had a MADRS remission at day 7  MADRS Remission, Response, Improvement Rate at Day 7  MADRS from Screening to Day 7  GH001-TRD-102  ICPR 2022

 Phase 1 (Single Dose) and Phase 2 (IDR) – Safety  11  Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missingIDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale   ADRs  Phase 1 (Single Dose)  Phase 2 (IDR)  ADRs  12 mg (N=4)  18 mg (N=4)  IDR1 (N=8)  MedDRA Preferred Term  n  n  n  Abdominal discomfort        1  Anxiety        2  Depressive symptom        1*  Dizziness  1     Feeling abnormal  1  1     Flashback  1  1  2  Headache  2  1  3  Muscle discomfort  1  Muscle spasms     1     Nausea        2*  Paresthesia        1  Sensory disturbance  3  16-12 mg (N=6); 6-12-18 mg (N=2)  Study Safety Group review  No SAEs  All ADRs mild, except three moderate*  All ADRs resolved spontaneously  Inhalation well-tolerated  No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001  No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function  No safety signal relating to suicidal ideation or suicidal behavior, based on C-SSRS and MADRS subscore item “suicidal thoughts”  GH001-TRD-102  ICPR 2022

 12  GH001 allows rapid and individualized dosing optimization  A single dosing day with GH001 IDR achieved a rapid (within 24 hours) and sustained full remission (7 days) of symptoms of depression in 7/8 patients (87.5%) with TRD  GH001 was well tolerated, and no serious adverse events were reported  Contacts   GH Research: info@ghres.com / clinicaltrials@ghres.com   Maastricht University: johannes.reckweg@maastrichtuniversity.nl / j.ramaekers@maastrichtuniversity.nl  Twitter: @PIMaastricht  Conclusions  GH001-TRD-102  ICPR 2022